Exhibit 99.1

GFL Environmental Announces Closing of Acquisition of Terrapure Environmental

VAUGHAN, CANADA, August 17, 2021 – GFL Environmental Inc. (NYSE and TSX: GFL) ("GFL"), a leading North American diversified environmental services company, today announced that it has closed the previously announced acquisition of the solid waste and environmental solutions business of Terrapure Environmental Ltd. and its subsidiaries (collectively, “Terrapure”). The acquisition excludes the battery recycling business carried on by Terrapure.

“The acquisition of Terrapure is another example of GFL delivering on our commitment to pursue strategic and accretive acquisitions to continue growing our business”, said Patrick Dovigi, Founder and Chief Executive Officer of GFL. “Terrapure brings a high-quality, complementary network of assets and customer base to our existing solid and liquid waste operations and expands our service offerings in several regional markets. This strategically located network of assets and Terrapure’s strong operating margins are expected to be immediately accretive to free cash flow and provide opportunities for us to continue to pursue our growth strategy.” Mr. Dovigi concluded, “We are excited to welcome the over 1,600 Terrapure employees to the GFL family.”

About GFL

GFL, headquartered in Vaughan, Ontario, is the fourth largest diversified environmental services company in North America, providing a comprehensive line of non-hazardous solid waste management, infrastructure & soil remediation and liquid waste management services through its platform of facilities throughout Canada and in 27 states in the United States. Across its organization, GFL has a workforce of more than 15,000. For more information, visit www.gflenv.com. To subscribe for investor email alerts please visit https://investors.gflenv.com or click here.

Forward-Looking Statements

This release includes certain "forward-looking statements". In some cases, but not necessarily in all cases, forward-looking statements can be identified by the use of forward looking terminology such as "plans", "targets", "expects" or "does not expect", "is expected", "an opportunity exists", "is positioned", "estimates", "intends", "assumes", "anticipates" or "does not anticipate" or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might", "will" or "will be taken", "occur" or "be achieved". In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking statements. Forward-looking statements are not historical facts, nor guarantees or assurances of future performance but instead represent management's current beliefs, expectations, estimates and projections regarding future events and operating performance. Forward-looking statements are necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by GFL as of the date of this release, are subject to inherent uncertainties, risks and changes in circumstances that may differ materially from those contemplated by the forward-looking statements.

Important factors that could cause actual results to differ, possibly materially, from those indicated by the forward-looking statements include, but are not limited to, the "Risk Factors" section of the Company's annual report for the 2020 fiscal year filed on Form 20-F and the Company's other periodic filings with the SEC and the securities commissions or similar regulatory authorities in Canada. These factors are not intended to represent a complete list of the factors that could affect GFL. However, such risk factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. You should not place undue reliance on forward-looking statements, which speak only as of the date of this release. GFL undertakes no obligation to publicly update any forward-looking statement, except as required by applicable securities laws.

Investor Relations Contact:

Patrick Dovigi

Founder and CEO

905-326-0101
pdovigi@gflenv.com